SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                          Millennia Tea Masters, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  60037J 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Steven Ivester
                         12330 SW 53rd Street, Suite 712
                            Ft. Lauderdale, FL 33330
                                  (954)434-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications) -
                                 with copies to-

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4469
--------------------------------------------------------------------------------


                               February 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60037J 10 9                    13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Steven Ivester
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    12,500,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    12,500,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,500,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     87.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 60037J 10 9                    13D                   Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Security:     Common Stock, par value $0.001
         Issuer:       Millennia Tea Masters, Inc.
                       2591 Dallas Parkway, Suite 102
                       Frisco, TX  75034
________________________________________________________________________________
Item 2.  Identity and Background.

(a)      Name: Steven Ivester

(b)      Business Address:  12330 SW 53rd Street, Suite 712, Ft. Lauderdale,  FL
         33330

(c) Present Principal Occupation: Chairman, President and Chief Executive Officer of the Company

(d)      During the last five years,  Mr.  Ivester has not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

(e) During the last five years, Mr. Ivester has not been a party to a civil proceeding of the judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f)      Citizenship: United States of America
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


         $12,500 of personal funds plus rights to voice over Internet technology and assets.
________________________________________________________________________________
Item 4. Purpose of Transaction.

(a) Purchaser will cause the Issuer to review selected acquisitions in its core business areas, which may involve the issuance of additional equity securities. No such activities are presently under any agreement, but such opportunities will be constantly reviewed.

(b) Purchaser has been in the process of organizing two companies that plan to engage in the business of providing voice over Internet protocol ("VOIP") services to customers and other VOIP providers. Such companies are in the formative stages and have limited assets and no revenues to date. Such companies will be contributed in respect of Purchaser's existing common stock and for no additional consideration, and the Company will pursue that business as a separate segment. The Purchaser intends to continue the Company's activities in the imported tea business and increase the sales in that segment.

(c) No sale or transfer of a material part of the Company's assets is planned.

(d) Purchaser intends to assume control of the Board of Directors upon the resignation of existing directors following a 10 day notice of such change to the shareholders.

(e)      See (g) below regarding a change in the Company's capitalization.

(f) No material change in the Company's business or corporate structure is planned except as otherwise described herein.

(g) Purchaser intends to amend the Articles of Incorporation at a Shareholders' Meeting in order to change the name of the corporation to VOIP, Inc. and increase the number of authorized shares to 100,000,000.

(h) No plan exists to cause the Company to cease to be quoted in the Over the Counter Bulletin Board market.

(i) No plan exists to terminate the registration of the Company's common stock pursuant to Section 12(g)(4) of the Act.

(j)      Not applicable.

CUSIP No. 60037J 10 9                    13D                   Page 4 of 5 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a)      12,500,000 shares, representing 87.8% of shares outstanding.

(b)      Sole power to vote and dispose - 12,500,000 shares

(c) There have been no other transactions by Purchaser in the Company's common stock during the past 60 days.

(d) No other person has any beneficial interest in the shares owned by the Purchaser.

(e)      Not applicable.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a)      None.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

(a)      Stock Purchase Agreement dated February 27, 2004.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 2, 2004                                         /s/  STEVEN IVESTER
                                                             -------------------
                                                             STEVEN IVESTER

                            STOCK PURCHASE AGREEMENT


         STOCK PURCHASE AGREEMENT, dated as of February 27, 2004 by and between MILLENNIA TEA MASTERS, INC., a company incorporated under the laws of the State of Texas, having an office and address at 2591 Dallas Parkway, Suite 102, Frisco, TX 75034 (the "Company"), and STEVEN IVESTER, an individual having an address at 12330 S.W. 53rd Street, Ft. Lauderdale, FL 33330 (the "Purchaser").

                                   WITNESSETH

         WHEREAS,   Iverson   approached   the  Company's   Board  of  Directors
independently and without solicitation on the part of the Company or anyone connected with the Company with an offer to purchase control of the Company, and

         WHEREAS, certain representations were made by Purchaser which induced the Company's Board of Directors to sell a controlling interest to Purchaser by the issuance of newly issued shares in order to enhance shareholder value, and

         WHEREAS, based upon said representations the Company's Board of Directors desire to issue to Purchaser 12,500,000 shares of the Company's common stock (the "Shares"), representing approximately 88.2% of the Company's issued and outstanding shares of the common stock of the Company, on the terms and conditions set forth in this Stock Purchase Agreement (the "Agreement"), and

         WHEREAS, Purchaser desires to buy the Shares on the terms and conditions set forth herein, and

         NOW THEREFORE, in consideration of the promises and respective mutual agreements herein contained, it is agreed by and between the parties hereto as follows.

                                    ARTICLE I

                         SALE AND PURCHASE OF THE SHARES

         1.1 Sale of the Shares. Upon the execution of this Agreement, subject to the terms and conditions herein set forth, on the basis of the representations, warranties and agreements herein contained, the Company will issue and deliver the Shares to Purchaser who shall purchase the Shares from the Company

         1.2 The Closing. The purchase of the Shares shall take place at the office of the Seller in Frisco, Texas or such other place as Purchaser and Seller may mutually agree on February 27, 2004. Such date is herein referred to as the "Closing Date".

         1.3 Instruments of Conveyance and Transfer. At the Closing Date, Seller shall deliver a certificate or certificates representing the Shares to Purchaser duly endorsed by the Seller to the Purchaser, in form and substance satisfactory to Purchaser ("Certificates"), as shall be effective to vest in Purchaser all right, title and interest in and to all of the Shares.

         1.4 Consideration and Payment for the Shares. In consideration for the Shares, Purchaser shall pay to the Seller a total purchase price of Twelve Thousand Five Hundred($12,500.00) Dollars in U.S. currency ("Purchase Price"). Purchaser shall pay to the Seller the Purchase Price in U.S. Currency at the Closing Date.

                                    ARTICLE 2

           REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

         The Company represents, warrants and undertakes to the Purchaser the following:

         2.1 Due Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas (a) with full power and authority to own, lease, use, and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. The Company has no subsidiaries. All actions taken by the current directors and stockholders of the Company have been valid and in accordance with the laws of the State of Texas and all actions taken by the Company have been duly authorized by the current directors and stockholders of the Company as appropriate.

         2.2 (a) Company Authority. The Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated herein.

         (b) Due Authorization. The execution, delivery and performance by the Company of this Agreement has been duly and validly authorized and no further consent or authorization of the Company, its Board of Directors or its stockholders is required.

         (c) Valid Execution. This Agreement has been duly executed and delivered by the Company.

         (d) Binding Agreement. This Agreement constitutes, and upon execution and delivery thereof by the Company, will constitute, a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

         (e) No Violation of Corporate Documents or Agreements. The execution and delivery of this Agreement by the Company and the performance by the parties hereto of their obligations hereunder will not cause, constitute, or conflict with or result in (i) any breach or violation, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under any of the provisions of, or constitute a default under, any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, judgment, order, decision, writ, injunction, or decree or other agreement or instrument or proceeding to which the Company or its stockholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto by required, (ii) an event that would cause the Company to be liable to any party, or (iii) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of the Company or on the securities of the Company to be acquired by the Purchaser.

         2.3 Authorized Capital, No Preemptive Rights, No Liens; Anti-Dilution. As of the date hereof, the authorized capital of the Company is 25,000,000 shares of Common Stock, with a par value of $0.001. There is no authorized preferred stock of any kind. The issued and outstanding capital stock of the Company is 1,730,939 shares of Common Stock. All of the shares of capital stock are duly authorized, validly issued, fully paid and non-assessable. No shares of capital stock of the Company are subject to preemptive rights or similar rights of the stockholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company, or otherwise. As of the date hereof (i) there are no outstanding options, warrants, convertible securities, scrip, rights to subscribe for, puts, calls, rights of first refusal, tag-along agreements, nor any other agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in the Company's articles of incorporation or by-laws or in any agreement providing rights to security holders) that will be triggered by the transactions contemplated by this Agreement. The Company has furnished to Purchaser true and correct copies of the Company's articles of incorporation and by-laws.

         2.4 No Governmental Action Required. The execution and delivery by the Company of this Agreement does not and will not, and the consummation of the transactions contemplated hereby will not, require any action by or in respect of, or filing with, any governmental body, agency or governmental official, including but not limited to, the Commission, the NASD, any Texas state security commission, except such actions or filings that have been undertaken or made prior to the date hereof and that will be in full force and effect (or as to which all applicable waiting periods have expired) on and as of the date hereof or which are not required to be filed on or prior to the Closing Date.

         2.5 Compliance with Applicable Law and Corporate Documents. The execution and delivery by the Company of this Agreement and the performance by the parties hereto of the transactions contemplated hereby does not and will not contravene or constitute a default under or violation of (i) any provision of applicable law or regulation, (ii) the Company's articles of incorporation or bylaws, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Company or any its assets, or result in the creation or imposition of any lien on any asset of the Company. The Company is in compliance with and conforms to all statutes, laws, ordinances, rules, regulations,  orders,  restrictions  and all  other  legal  requirements  of any
domestic  or  foreign   government  or  any   instrumentality   thereof   having
jurisdiction over the conduct of its businesses or the ownership of its properties.

         2.6 SEC Representations. Through the date hereof, the Company has filed all forms, reports and documents with the Commission required to be filed by it pursuant to Section 15(d) of the Securities Exchange Act of 1934 ("SEC Reports"). True and complete copies of the required SEC Reports have been delivered to the Purchaser by the Seller and are incorporated herein by reference. Such SEC Reports, at the time filed, complied in all material respects with the requirements of the federal and state securities laws and the rules and regulations of the Commission thereunder applicable to such SEC Reports. None of the SEC Reports, including without limitation, any financial statements or schedules included therein, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

         2.7 Financial Statements. (a) The Purchaser has received a copy of the audited financial statements of the Company for the fiscal year ended December 31, 2003 ("Audited Financial Statements"), and the related statements of income and retained earnings for the period then ended. The Audited Financial Statements have been prepared in accordance with generally accepted accounting principles consistently followed by the Company throughout the periods indicated. Such financial statements fairly present the financial condition of the Company at the dates indicated and its results of their operations and cash flows for the periods then ended and, except as indicated therein, reflect all claims against, debts and liabilities of the Company, fixed or contingent, and of whatever nature. (b) Since December 31, 2003 (the "Balance Sheet Date"), there has been no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operations or prospects, of the Company, whether as a result of any legislative or regulatory change, revocation of any license or rights to do business, fire, explosion, accident, casualty, labor trouble, flood, drought, riot, storm, condemnation, act of God, public force or otherwise and no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operation or prospects, of the Company except in the ordinary course of business. (c) Since the Balance Sheet Date, the Company has not suffered any damage, destruction or loss of physical property (whether or not covered by insurance) affecting its condition (financial or otherwise) or operations (present or prospective), nor has the Company issued, sold or otherwise disposed of, or agreed to issue, sell or otherwise dispose of, any capital stock or any other security of the Company and has not granted or agreed to grant any option, warrant or other right to subscribe for or to purchase any capital stock or any other security of the Company or has incurred or agreed to incur any indebtedness for borrowed money.

         2.8 No Litigation. The Company is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending or threatened governmental investigation. The Company is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

         2.9 No Taxes. The Company is not, and will not become with respect to any periods ending on or prior to the Closing Date, liable for any income, sales, withholding, franchise, excise, license, real or personal property taxes (a "Tax") to any foreign, United States federal, state or local governmental agencies whatsoever, including without limitation, in respect of the forgiveness of debt to be made by the Seller on or prior to the Closing Date. All United States federal, state, county, municipality local or foreign income Tax returns and all other material Tax returns (including information returns) that are required, or have been required, to be filed by or on behalf of the Company have been or will be filed as of the Closing Date and all Taxes due pursuant to such returns or pursuant to any assessment received by the Company have been or will be paid as of the Closing Date. The charges, accruals and reserves on the books of the Company in respect of taxes or other governmental charges have been established in accordance with GAAP. All returns that have been filed or lodged relating to Tax are true and accurate in all material respects. No audit, action, suit, proceeding or other examination regarding taxes for which the Company may have any liability is currently pending against or with respect to the Company and neither Seller or Company has received any notice (formally or informally) of any audit, suit, proceeding or other examination. No material adjustment relating to any Tax returns, no closing or similar agreement have been entered into or issued or have been proposed (formally or informally) by any tax authority (insofar as such action relate to activities or income of or could result in liability of the Company for any Tax) and no basis exists for any such actions. The Company has not changed any election, adopted or changed any accounting method or period, filed any amended return for any Tax, settled any claim or assessment of any Tax, or surrendered any right to claim any refund of any Tax, or consented to any extension or waiver of the statute of limitations for any Tax. The Company has not had an "ownership change" as that term is defined in Section 382 of the Internal Revenue Code of 1986, as amended and in effect.

         2.10 Material Agreements. The Company is not currently carrying on any business and is not a party to any contract, agreement, arrangement, understanding, lease (whether written or oral) or order that would subject it to any obligations or restrictions of any nature whatsoever after the closing of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing:

         (a)      The Company does not have any employees or agents.

         (b) The Company has no employment contracts or agreements with any of its officers, directors, or with any consultants, employees or other such parties.

         (c)      The Company has no stockholder contracts or agreements.

         (d) The Company is not in default under any contract or any other document.

         (e) The Company has no written or oral contracts with any third party except a transfer agent agreement with the Securities Transfer Corporation and a lease agreement on its warehouse space.

         (f)      The  Company  has no  outstanding  powers of  attorney  and no
                  obligations   concerning   the   performance   of  the  Seller
                  concerning this Agreement.

         (g) The Company is not required to hold and does not hold any Permits ("Permits" means all licenses, franchises, grants, authorizations, permits, easements, variances, exemptions, consents, certificates, orders and approvals necessary to own, lease and operate the properties, of, and to carry on the business of the Company).

         (h) Neither the Company nor, to the Company's knowledge, any employee or agent of the Company has made any payments of funds of the Company, or received or retained any funds, in each case in violation of any law, rule or regulation or of a character required to be disclosed by the Company in any of the SEC Reports.

         (i) There are no outstanding judgments or UCC financing statements or UCC securities interests filed against the Company or any of its properties.

         (j) The Company has no debt, loans, or obligations of any kind, to any of its directors, officers, stockholders or employees or third parties that will not be satisfied at the Closing Date.

         (k) The Company does not own or lease, and has never owned or leased, any real estate or any interests in real estate, plant or equipment except its current warehouse space located in DeSoto, Texas. The Company does not own or license, and has never owned or licensed, any patents, copyrights, or trademarks. The Company does not license the intellectual property of others nor owe fees or royalties on the same.

         (l) The Company has no outstanding provisions for indemnification of any person with respect to liabilities relating to any current or former business of the Company or any predecessor person.

         2.11 No Liabilities. The Company will not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due that are not reflected on its financial statements.

         2.12 OTC Listing. The Company is currently listed on the OTC Bulletin Board under the trading symbol "MTEM".

         2.13 Compliance with Law. To the best of its knowledge, the Company has complied with, and is not in violation of any provision of laws or regulations of federal, state or local government authorities and agencies. There are no pending or threatened proceedings against the Company by any federal, state or local government, or any department, board, agency or other body thereof.

         2.14 Corporate Documents Effective. The articles of incorporation, as amended, and the bylaws of the Company, as provided to Purchaser are, in full force and effect and all actions of the Board of Directors or stockholders required to accomplish same have been taken.

         2.15 No Stockholder Approval Required. The acquisition of the Shares by Purchaser from Seller does not require the approval of the stockholders of the Company under the Texas Business Corporation Act ("TBCA"), the Company's articles of incorporation or bylaws, or any other requirement of law.

         2.16 No Dissenters' Rights. The acquisition of the Shares by Purchaser from Seller and the other transactions contemplated by this Agreement will not give rise to any dissenting stockholders' rights under the TBCA, the Company's articles of incorporation or bylaws, or otherwise.

         2.17 Not Subject to Voting Trust. None of the Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such Shares. The Company is not a party to any agreement that offers or grants to any person the right to purchase or acquire any of the securities to be issued pursuant to this Agreement. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the transfer of the Shares to Purchaser, impair, restrict or delay any voting rights with respect to the Shares.

         2.18 Prior Offerings. All issuances by the Company of shares of Common Stock in past transactions have been legally and validly effected, and all of such shares of Common Stock are fully paid and non-assessable. All of the offerings of the Company's Common Stock were conducted in strict accordance with the requirements of Regulation D, Rules 504 and 506, as applicable, in full compliance with the requirements of the Securities Act of 1933 and in full compliance with and according to the requirements of the TBCA and the Company's articles of incorporation and bylaws.

         2.19 True Representations. The information heretofore furnished by the Company to the Purchaser for purposes of or in connection with this Agreement or any transaction contemplated hereby does not, and all such information hereafter furnished by the Seller or the Company to the Purchaser will not (in each case taken together and on the date as of which such information is furnished), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they are made, not misleading.

         2.20 Complete Books and Records. The Certificates and all corporate records and documents of Company (which have been made available for inspection by Purchaser prior to the date hereof) are true and complete in all respects.

         2.21 Corporate Name. The Company (i) has the exclusive right to use the name "Millennia Tea Masters, Inc." as the name of a corporation in any jurisdiction in which the Company does business and (ii) has not received any notice of conflict in the past with respect to the rights of others regarding the corporate name of the Company. To the knowledge of the Seller, no person is presently authorized by the Seller or the Company to use the name of the Company. Seller has previously made available to Purchaser copies of any documents in the possession of the Seller granting any authorizations of the type referred to in the previous sentence.

         2.22 Complete Shareholder List. The list of shareholders of the Company and their respective holdings of shares in the Company to be delivered to the Purchaser at the Closing Date is complete, true, accurate and complete in all respects.

         2.23 Survival. The representations and warranties herein with respect to the Company will be true and correct in all material respects on and as of the Closing Date with the same force and effect as though said representations and warranties had been made on and as of the Closing Time and will survive the Closing Date for a period of ONE (1) year, provided, however, that the representations and warranties set out at Section 3.1 and 3.2 shall not be limited by this Section 3.24 and the representation and warranty set out at
Section 3.9 shall survive for all applicable statutes of limitations.

                                    ARTICLE 3
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Unless specifically stated otherwise, Purchaser represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

         3.1 Agreement's Validity. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

         3.2 Investment Intent. Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except (i) in an offering covered by a registration statement filed with the Commission under the Securities Act covering the Shares, or (ii) pursuant to an applicable exemption under the Securities Act.

         3.3 Restricted Securities. Purchaser understands that the Shares have not been registered pursuant to the Securities Act or any applicable state securities laws, that the Shares will be characterized as "restricted securities" under federal securities laws, and that under such laws and applicable regulations the Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. In this connection, Purchaser represents that it is familiar with Rule 144 promulgated under the Securities Act, as currently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Stop transfer instructions may be issued to the transfer agent for securities of the Company (or a notation may be made in the appropriate records of the Company) in connection with the Shares.

         3.4 Legend. It is agreed and understood by Purchaser that the Certificates representing the Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

         3.5 Disclosure of Information. Purchaser acknowledges that it has been furnished with information regarding the Company and its business, assets, results of operations, and financial condition to allow Purchaser to make an informed decision regarding an investment in the Shares. Purchaser represents that it has had an opportunity to ask questions of and receive answers from the Company regarding the Company and its business, assets, results of operation, and financial condition.

         3.6 Affirmation of No Solicitation. Purchaser affirms that he was not solicited by Seller to enter into this Agreement and further affirms that he approached the Company's Board of Directors with an offer to purchase control of the Company on an unsolicited basis.

                                    ARTICLE 4
                                 INDEMNIFICATION

         4.1 The Company shall be liable for and hereby agrees to indemnify and hold harmless the Purchaser against any Losses joint or several, to which Purchaser and/or the Company may become subject under the Securities Act, the Securities Exchange Act, any state or federal law, statutory or common law, or otherwise insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise from, relate to or are otherwise in respect of the execution of this Agreement and the performance of the transactions contemplated herein. Such indemnity will include, without limitation whatsoever, indemnification for Losses that arise from, relate to or are otherwise in respect of:

         (a) the inaccuracy of any warranty or representation contained in this Agreement, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading;

         (b) any breach of any covenant of the Company contained in this Agreement; or

         (c) the Company or its assets or liabilities to the extent that such Losses relate to events, occurrences, actions, omissions, facts or circumstances occurring or existing prior to the Closing Date.

This indemnification will include, without limitation whatsoever, indemnification for all liabilities for taxes of the Company for all periods ending on or prior to the Closing Date and all taxes for the Company for all periods ending on or prior to the Closing Date. Seller will in addition reimburse Purchaser and the Company for any legal or any other expenses reasonably incurred by Purchaser in connection with investigating or defending any such loss, claim, liability, action or proceeding. The indemnity provided for in this Section 5.1 shall remain in full force and effect regardless of any investigations made by or on behalf of Purchaser and shall survive the Closing for a period of one year, and with respect to any tax, for the duration of any applicable statute of limitations. As used in this Section 5.1, "Losses" means any loss, claim, demand, damage, award, liabilities, suits, penalties, forfeitures, cost or expense (including, without limitation, reasonable attorneys', consultant and other professional fees and disbursements of every kind, nature and description).

         4.2 All indemnification payments required to be made under this Agreement shall be made on an after-tax basis, meaning that any such payment shall be increased to account for the imposition of any tax resulting from the receipt or accrual of such indemnity payment, such that the net amount received by the indemnified party or parties is equal to the full amount of the payment prior to the imposition of and adjustment for such taxes.

                                    ARTICLE 5
            CLOSING ,DELIVERY OF DOCUMENTS AND POST CLOSING COVENANTS

         5.1 Closing. The Closing Date shall be held on or before February 27, 2004. The Closing Date shall occur as a single integrated transaction, as follows.

         (m)      Delivery by Company. Company shall deliver to Purchaser:

                  (i) copies of board resolutions by the Board of Directors of the Company approving the terms of this Agreement and the execution of the Agreement by the Company.

                  (ii) copies of all books, records and documents relating to the Company;

                  (iii) a certified copy of the list of the Company's shareholders and their respective holdings of shares in the Company as of the Closing Date;

                  (iv) any other such instruments, documents and certificates as are required to be delivered by Company or its representatives pursuant to the provisions of this Agreement; and

                  (v)      the   Certificates   to   Purchaser  as  directed  by
                           Purchaser.

         (n)      Delivery by Purchaser

                  (i) The Purchaser shall pay to the Seller the Purchase Price of $12,500.00 Dollars in U.S. currency by wire transfer to a bank account designated in writing by the Company or by delivery of a certified or cashier's check.

         (o)      Post-Closing Actions

                  (i) Immediately upon the Closing Date, the Board of Directors of the Company shall resolve to appoint Steven Ivester as a director of the Company with immediate effect;

                  (ii) Following the appointment of Steven Ivester to the Board of Directors of the Company, and following the filling and mailing to shareholders of a Schedule 14F-1 Information Statement, the current officers and directors of the Company shall resign from the Board of Directors and as officers of the Company.

                                    ARTICLE 6
                              AMENDMENT AND WAIVER

         6.1 Waiver. Any term, provision, covenant, representation, warranty or condition of this Agreement may be waived, but only by a written instrument signed by the party entitled to the benefits thereof. The failure or delay of any party at any time or times to require performance of any provision hereof or to exercise its rights with respect to any provision hereof shall in no manner operate as a waiver of or affect such party's right at a later time to enforce the same. No waiver by any party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or waiver of any other condition of the breach of any other term, provision, covenant, representation or warranty. No modification or amendment of this Agreement shall be valid and binding unless it be in writing and signed by all parties hereto.

                                    ARTICLE 7
                             POST CLOSING COVENANTS

         7.1 Merger. Subject to entering into binding agreements, Purchaser intends to cause the Company to acquire two non affiliated companies with potential for annual revenues exceeding $5MM.

                                    ARTICLE 8
                                  MISCELLANEOUS

         8.1 Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understanding related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied in this Agreement or the written statement, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not set forth.

         8.2 Notices. Any notice or communications hereunder must be in writing and given by depositing same in the United States mail addressed to the party to be notified, postage prepaid and registered or certified mail with return receipt requested or by delivering same in person. Such notices shall be deemed to have been received on the date on which it is hand delivered or on the third business day following the date on which it is to be mailed. For purpose of giving notice, the addresses of the parties shall be:

                  If to Company:
                                    Kevin B. Halter
                                    2591 Dallas Parkway, #102
                                    Frisco, TX 75034
                                    Fax: 469-633-0099

                  If to Purchaser to:

                                    Steven Ivester
                                    12330 S.W. 53rd Street
                                    Ft. Lauderdale, FL 33330 954-434-5627
                                    Fax: 305-365-3963

         8.3 Governing Law.. This Agreement shall be governed in all respects, including validity, construction, interpretation and effect, by the laws of the State of Texas (without regard to principles of conflicts of law).

         8.4 Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of the appropriate state or federal court in the state of Texas for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. The parties agree that any service of process to be made hereunder may be made by certified mail, return receipt requested, addressed to the party at the address appearing in Section 9.2, together with a copy to be delivered to such party's attorneys via telecopier (if provided in Section 9.2). Such service shall be deemed to be completed when mailed and sent and received by Telecopier. Company and Purchaser each waives any objection based on forum non-conveniens. Nothing in this paragraph shall affect the right of Company or Purchaser to serve legal process in any other manner permitted by law.

         8.5 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         8.6 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed, or extended, and the terms hereof may be waived, only by a written instrument signed by authorized representatives of the parties or, in the case of a waiver, by an authorized representative of the party waiving compliance. No such written instrument shall be effective unless it expressly recites that it is intended to amend, supersede, cancel, renew or extend this Agreement or to waive compliance with one or more of the terms hereof, as the case may be. No delay on the part of any party in exercising any right, power or privilege shall hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power of privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

         8.7 Binding Effect; No Assignment, No Third-Party Rights. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of each of the parties hereto or by operation of law. This Agreement is for the sole benefit of the parties hereto and their permitted assigns, and nothing herein, expressed or implied, shall give or be construed to give to any person, including any union or any employee or former employee of Seller, any legal or equitable rights, benefits or remedies of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

         8.8 Further Assurances. Each party shall, at the request of the other party, at any time and from time to time following the Closing Date promptly execute and deliver, or cause to be executed and delivered, to such requesting party all such further instruments and take all such further action as may be reasonably necessary or appropriate to carry out the provisions and intents of this Agreement and of the instruments delivered pursuant to this Agreement.

         8.9 Severability of Provisions. If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of the Agreement, or the application of such provision or portion of such provision is held invalid or unenforceable to person or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision or portion of any provision as shall have been held invalid or unenforceable shall be deemed limited or modified to the extent necessary to make it valid and enforceable, in no event shall this Agreement be rendered void or unenforceable.

         8.10 Exhibits and Schedules. All exhibits annexed hereto, and all schedules referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth herein. Any matter disclosed on any schedule referred to herein shall be deemed also to have been disclosed on any other applicable schedule referred to herein.

         8.11 Captions. All section titles or captions contained in this Agreement or in any schedule or exhibit annexed hereto or referred to herein, and the table of contents to this Agreement, are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. All references herein to sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

         8.12 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Closing Date occurs, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions hereof and the consummation of the transactions contemplated. For the avoidance of doubt, any fees and expenses incurred by the Seller or the Company in connection with entering into this Agreement and the transactions contemplated hereby shall be paid by the Seller and not the Company.

         8.14 Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement or completing any public filing with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange or quotation system, will not issue any such press release or make any such public statement prior to consultation.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of the date first written herein above.

                                 STEVEN IVESTER



                                 By: /s/ Steven Ivester
                                    -------------------


                                 MILLENNIA TEA MASTERS, INC.



                                 By /s/ Kevin B. Halter  - President
                                 ----------------------